Jaime L. Chase T: +1 202 728 7096 jchase@cooley.com	VIA EDGAR

June 3, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:	Tracie Mariner
Jeanne Baker

Re:	Liminal BioSciences Inc.
Form 20-F for Fiscal Year Ended December 31, 2019
Filed March 20, 2020
File No. 001-39131

Dear Ms. Mariner and Ms. Baker:

On behalf of our client, Liminal BioSciences Inc. (the “Company”), in response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 27, 2020 relating to the above referenced Annual Report on Form 20-F (the “Form 20-F”) and the Staff’s previous comment letter dated April 24, 2020 (the “Comment Letter”), we advise the Staff that the Company intends to amend their Form 20-F to revise Ernst & Young LLP’s Report of Independent Registered Public Accounting Firm to reflect that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Please direct any questions or comments regarding our response to the Staff’s comments to either the undersigned at (202) 728-7096, Divakar Gupta at (212) 479-6474 or Richard Segal at (617) 937-2332.

Sincerely, /s/ Jaime L. Chase Jaime L. Chase

cc:	Marie Iskra, Liminal BioSciences Inc. Murielle Lortie, Liminal BioSciences Inc. Divakar Gupta, Cooley LLP Richard Segal, Cooley LLP

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